UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   September 2006

Commission File Number 0-29586

 ENERNORTH INDUSTRIES INC.

1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.

Date: September 11, 2006          By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Industries Inc.

Proposed Acquisition and Litigation Update

Toronto, Canada - September 8, 2006 - EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) (“EnerNorth” or the “Company”) announces that the Company has entered into an agreement with 1211115 Alberta Ltd., ("1211115") and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115, a private company that is engaged in oil and gas production.

In addition, EnerNorth has paid $1.5 million to the Superior Court of Justice, for the Province of Ontario (the “Court”), as required to be paid on or before September 8, 2006 in order to be granted a stay of the decision of the Court of Appeal of Ontario to recognize and enforce a Judgment in favour of Oakwell Engineering Limited pending the Supreme Court of Canada's decision on EnerNorth’s application for leave to appeal and, should leave be granted, the appeal itself.

EnerNorth has served its leave application including its arguments, affidavits and supporting documents and it is in the process of being filed with the Supreme Court of Canada.

EnerNorth has agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of EnerNorth at CDN $1.25 per unit, and to issue a secured debenture to the debt holders of 1211115 in satisfaction of CDN $237,500.00 of debt in 1211115 (the “Proposed Transaction”).

Under the terms of the agreement, 1211115 advanced CDN $650,000 to EnerNorth (the "Advance") upon execution of the agreement, which amount is immediately repayable to 1211115 in the event the Proposed Transaction is not completed by October 2, 2006. If not repaid as required, the Advance is converted to a demand promissory note, the repayment of which is secured by the unencumbered assets of EnerNorth. Furthermore in the event that the Proposed Transaction terminates at no fault of 1211115 or the shareholders of 1211115 then 650,000 compensation warrants, each compensation warrant entitling the holder to purchase one common share of EnerNorth at a price of CDN $1.40 for a period of three years from the date of issuance, will be issued to the shareholders of 1211115.

Two directors of EnerNorth are also minority shareholders of 1211115, and as a result each is a related party (as defined in Ontario Securities Commission Rule 61-501 "Issuer Bids, Insider Bids, Business Combinations and Related Party Transactions"), and the acquisition of 1211115 is a related party transaction. EnerNorth's Board formed an independent committee of disinterested directors to the transaction to consider whether the transaction is in the best interests of EnerNorth. The independent committee has concluded, on review of the Proposed Transaction, an independent engineering report on the reserves of 1211115, and a fairness opinion from an independent investment advisor, that EnerNorth should complete the Proposed Transaction as it is in the best interest of EnerNorth and improves its financial condition.

The Proposed Transaction is subject to regulatory approval, including approval from the American Stock Exchange and is expected to close on or before October 2, 2006.

About EnerNorth Industries Inc.
EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.272 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
 www.enernorth.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances, unless required by securities law.

Suite 1502, 1 King Street West, Toronto, Ontario, M5H 1A1 Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com